04030663

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref.

Unsere Zeichen / Datum / Our Ref. / Date: CGN IR, nr
14 May 2004

Telefon / Telefax / Telephone / Telefax

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 01 2004
WASH. D.C.
158

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

Ulrike Schlosser

dw 6/15

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

Deutsche Lufthansa Aktiengesellschaft
Von-Gablenz-Str. 2–6

Briefsendungen: 50664 Köln
Paketsendungen: 50679 Köln

Mitglied der IATA/Member of IATA
Telefon/Telephone (02 21) 826-0
Telex 8 873 531
Telefax (02 21) 8 26 38 18
Teletex 2 21 40 34
Telegramme/Telegrams Lufthansa Köln

Deutsche Bank AG Köln
Kto. Nr. 106/1415
BLZ 370 700 60
SWIFT-address DEUT DE DK
Dresdner Bank AG Köln
Kto. Nr. 9809144
BLZ 370 800 40
SWIFT-address DRES DE FF 370
Citibank N.A. New York
(nur USD-Zahlungen)
BLZ 021000089
Kto. Nr. 40562892
SWIFT-address CITI US 33

USt.-ID-Nr. DE 122 652 565

Sitz der Gesellschaft/Corporate Headquarters:
Deutsche Lufthansa Aktiengesellschaft, Köln
Registereintragung/Registration:
Amtsgericht Köln HRB 2168.

Vorsitzender des Aufsichtsrats/
Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber

Vorstand/Executive Board:
Wolfgang Mayrhuber (Vorsitzender/Chairman),
Dr. jur. Karl-Ludwig Kley,
Stefan Lauer

Form 406404 W-03 (CGN CJ/K) 049/40 Printed in the Federal Republic of Germany

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, <u>on a timely basis</u>, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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Official Business
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WASHINGTON DC

Stephen Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

12 May 2004

Lufthansa

► Mayrhuber optimistic for 2004

Lufthansa will grow further in the profitable intercontinental sector

Lufthansa continued its upward trajectory in the first quarter of 2004. The product and quality offensive initiated by Chairman and CEO Wolfgang Mayrhuber was systematically continued. At the same time Lufthansa invested in its fleet and service, pursued an active portfolio management strategy and lowered costs. "We are better, leaner and more efficient," Wolfgang Mayrhuber said when presenting the figures for the first quarter. All the signs are pointing to the expected growth of the airline sector. "The upswing is palpable, and as a leading network carrier Lufthansa is well prepared for it. Mayrhuber's goal for Lufthansa is to achieve further growth in the profitable intercontinental traffic sector – both on its own and in conjunction with its partners. Lufthansa's customers will enjoy top quality and best network density worldwide.

The Group has done its homework. Lufthansa is resolutely implementing its action programme, and the task of restructuring LSG and Thomas Cook has been initiated. "In future our all-round aviation group will orient itself even more stringently to economic and strategic criteria," Lufthansa's Chairman of the Executive Board and CEO commented. "Our active portfolio management policy, as illustrated by the sale of Amadeus und LGM, is the reflection of a clear strategy: we are concentrating on the core competencies of our business segments." Following the successful conclusion of a new collective bargaining agreement at Lufthansa CityLine for the cabin crews of 80 aircraft, talks are now being held with the trade unions for other areas.

In the first quarter, when air traffic is traditionally at its lowest ebb, Lufthansa once again demonstrated its strengths. "Following the first-quarter operating loss of 419 million euro in 2003, this year's operating result of -116 million euro represents a considerable improvement and underscores our position as one of the leading airlines," Mayrhuber said. The net result, too, is much better: it increased year on year by 418 million euro to 62 million euro.

Lufthansa is optimistic about the prospects for the year as a whole. It is already profiting from the general economic upturn, especially in Asia and the USA. "Demand is also picking up in Europe, and Lufthansa will react flexibly and quickly in order to exploit these opportunities for growth," Wolfgang Mayrhuber emphasised. In view of the current traffic data and booking figures, Lufthansa anticipates a gratifying course of business and expects to improve the operating result significantly and again post a positive net result in 2004.

The first quarter of 2004 in figures

In the first quarter of 2004 the Lufthansa Group generated revenue of 3.9 billion euro, which was 5.2 per cent more than in the same period of 2003. The Group's airlines adapted their capacity systematically to the demand and thus raised the load factor appreciably. Thanks to these network optimisations and the positive trend in average yields from passenger business, traffic revenue was raised by 10.5 per cent to 2.9 billion euro. Other operating income increased by 44.1 per cent to 588 million euro. It contains book profits of 292 million euro from the sale of Amadeus Global Travel Distribution S.A.

Cost reductions in all business segments pushed down operating expenses. They totalled 4.3 billion euro and were 3.6 per cent down on the year. Staff costs were trimmed by 0.5 per cent. The Group spent 339 million euro on fuel, which was 1.5 per cent more than in the first quarter of last year. Without the fuel price hedging measures, the Group's fuel bill would have been 36 million euro higher.

The operating result for the first three months came to -116 million euro, compared with -419 million euro at the same stage last year. The net result improved substantially to 62 million euro as against -356 million euro one year ago. The Group's net indebtedness remained low at 663 million euro. Lufthansa's capital expenditure totalled 650 million euro, of which 562 million euro was invested in modernising and expanding the fleet.


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		Jan-March 2004	Jan-March 2003*	Percentage change
Revenue	m Euro	3,894	3,703	5.2
of which traffic revenue	m Euro	2,886	2,611	10.5
Result from operating activities	m Euro	231	-303	-
Net result	m Euro	62	-356	-
Operating result	m Euro	-116	-419	72.3
Capital expenditure	m Euro	650	209	211.0
Cash flow	m Euro	259	322	- 19.6
Net indebtedness	m Euro	663	1 182	- 43.9
Employee total on 31 March		93,479	94,759	- 1.4
Earnings per share	Euro	0.16	-0.93	-

*Figures adjusted due to incorporation of Air Dolomiti with retroactive effect from 1 January 2003

The full Group Report for the first quarter of 2004 is posted **here**.

Deutsche Lufthansa AG
Corporate Communications
Thomas Ellerbeck/Christine Ritz
Tel. +49 69 696 - 51014 / -2999
Fax +49 69 696 - 6818
http://media.lufthansa.com

Projections of future developments

This release and the interim report contain figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time. If the assumptions underlying the forecasts should prove erroneous or if potential risks - such as those mentioned in the Risk Report of the Annual Report 2003 - should become reality, the actual results may deviate from current expectations.

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Reports Monthly Reports

Monthly Report 04/2004

► Investor Info

► Traffic Figures

Investor Info

Change in capacity utilisation in April 2004 compared with previous year


75
70
65
60
%
2004
2003
PassengerLF
CargoLF
GroupLF

Double-digit growth rates in all traffic regions

The Lufthansa Group airlines are continuing to surge ahead. In April 2004 they boosted their performance figures and recorded double-digit growth in all regions. Absolute figures for passenger and cargo traffic regained the levels achieved in 2001 and 2002. In April 2003 business had been severely impacted by the Iraq war and SARS. Last month the passenger count rose by 16.7 per cent to 4.3 million, while sales soared by 21.5 per cent, far outstripping the 13.9 per cent increase in available capacity. The passenger load factor rose to 73.0 per cent (+ 4.5 pp). Double-digit growth in passenger numbers and sales was recorded in all traffic regions. Asia/Pacific recovered from the previous year's losses caused by SARS, reporting a 44.9 per cent rise in passenger numbers and a 41.5 per cent increase in sales. The passenger load factor jumped by 8.6 percentage points to 75.9 per cent. In Europe, 3.3 million passengers flew Lufthansa or Lufthansa Regional - 14.2 per cent more than in April 2003. Sales climbed 12.4 per cent to 2.2 billion revenue seat-kilometres, lifting capacity utilisation to 65.6 per cent (+ 3.6 pp). Lufthansa Cargo also gained momentum. The company transported 140,000 tonnes of freight and mail in April, a year-on-year rise of 13.7 per cent. The 12.6 per cent increase in capacity and 14.2 per cent rise in demand produced a cargo load factor of 63.9 per cent (+ 0.9 pp). Cargo volume and sales rose sharply in all traffic regions. The highest load factor - 70.4 per cent - was achieved in Asia/Pacific.
Revenue tonne-kilometres rose by 18.3 per cent to 1.5 billion, bringing the Group's overall load factor (passenger and cargo business) to 68.5 per cent (+ 2.4 pp).

Innovative wage settlements at Lufthansa CityLine
At the beginning of May Lufthansa CityLine reached agreement with the Vereinigung Cockpit pilots' union and the UFO flight attendants' union on new pay deals for its cockpit and cabin crews. The aim is to raise productivity and flexibility and significantly improve the airline's competitiveness. The collective wage agreement, which will remain in force until 31 December 2006, was completely revised. The pay accords have each been prolonged by 30 months, without any salary increases. This will save Lufthansa CityLine more than 40 million euros, and will also make a substantial contribution towards the cost-saving measures contained in the Action Plan adopted by Lufthansa last year.

Lufthansa sells LGM group to Hochtief

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12 May 2004

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16 June 2004

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Lufthansa is selling its facility management subsidiary, the Lufthansa Gebäudemanagement (LGM) group, to Hochtief Facility Management GmbH with effect from 1 June, pending approval by the regulatory authorities. Lufthansa is thus pursuing its policy of active portfolio management. Both sides have agreed not to disclose financial details of the transaction.

Pension provisions outsourced
Lufthansa is setting up a dedicated securities fund to cover its domestic company pension commitments within 10 to 15 years. Resources will be allocated annually from the cash flow to an on-balance-sheet master fund. The first allocation to the fund is scheduled in the third quarter of 2004. It is planned to gradually remove the fund from the balance sheet by 2020 under an external trust arrangement. At the end of 2003 the Group's pension provisions totalled 4.3 billion euros. By 2020 allocations to pension provisions at Lufthansa will exceed the outflows.

Note:
The Lufthansa Group's results for the first quarter 2004 will be published on 12 May. On that date the Interim Report will also be available on the Internet.

The next Investor Info with the traffic figures for May 2004 is due on 09 June 2004.

Since 2004 figures include all the partner airlines that cooperate under the "Lufthansa Regional" banner. Backdated to 01 January 2003, Air Dolomiti was integrated into the Lufthansa Group, so that the figures are not entirely comparable with the previous year's published results.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

10 May 2004

Traffic Figures

Lufthansa Passenger Business Group*	**April 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	4,261	16.7	15,615	9.7
Available seat-kilometres (mio)	11,626	13.9	43,415	9.3
Revenue pax-kilometres (mio)	8,492	21.5	31,600	13.5
Passenger load factor (per cent)	73.0	+ 4.5P.	72.8	+ 2.7P.
Number of Flights	51,001	18.6	197,909	12.4

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**April 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Cargo/mail in 1,000 tonnes	140	13.7	554	9.2
Available Cargo tonne-km (mio)	992	12.6	3,689	5.2
Revenue Cargo tonne-km (mio)	634	14.2	2,491	9.5
Cargo load-factor (%)	63.9	+ 0.9P.	67.5	+ 2.6P.
Number of Flights	1,991	4.6	7,708	-1.3

Lufthansa Group	**April 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Available tonne-kilometres (mio)	2,174	14.2	8,046	7.5
Revenue tonne-kilometres (mio)	1,489	18.3	5,674	11.7
Overall load factor (per cent)	68.5	+ 2.4P.	70.5	+ 2.6P.
Number of Flights	52,992	18.0	205,617	11.8

Europe (incl. Germany)	**April 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	3,333	+ 14.2	12,184	+ 7.8
Available seat-kilometers (mio)	3,426	+ 6.2	13,281	+ 3.5
Revenue pax-kilometers (mio)	2,248	+ 12.4	8,096	+ 7.6
Passenger load-factor (%)	65.6	+ 3.6P.	61.0	+ 2.4P.
Cargo/mail in 1,000 tonnes	58	+ 9.8	244	+ 10.7

Available Cargo tonne-km (mio)	111	+ 18.4	408	+ 6.6
Revenue Cargo tonne-km (mio)	40	+ 24.3	171	+ 18.9
Cargo load-factor (%)	36.0	+ 1.7P.	41.9	+ 4.4P.

America (North & South)	**April**		**cumulative**	
	2004	**yoy %**	**2004**	**yoy %**
Passengers in 1,000	492	+ 18.2	1,726	+ 15.3
Available seat-kilometers (mio)	4,458	+ 14.0	15,811	+ 12.1
Revenue pax-kilometers (mio)	3,442	+ 18.2	12,428	+ 15.5
Passenger load-factor (%)	77.2	+ 2.7P.	78.6	+ 2.3P.
Cargo/mail in 1,000 tonnes	35	+ 13.7	134	+ 4.3
Available Cargo tonne-km (mio)	367	+ 21.7	1,288	+ 3.6
Revenue Cargo tonne-km (mio)	239	+ 15.3	906	+ 5.0
Cargo load-factor (%)	65.1	- 3.6P.	70.4	+ 0.9P.

Asia/Pacific	**April**		**cumulative**	
	2004	**yoy %**	**2004**	**yoy %**
Passengers in 1,000	293	+ 44.9	1,099	+ 15.4
Available seat-kilometers (mio)	2,936	+ 25.5	10,745	+ 11.2
Revenue pax-kilometers (mio)	2,229	+ 41.5	8,450	+ 15.0
Passenger load-factor (%)	75.9	+ 8.6P.	78.6	+ 2.5P.
Cargo/mail in 1,000 tonnes	38	+ 18.2	142	+ 9.3
Available Cargo tonne-km (mio)	444	+ 6.0	1,702	+ 5.8
Revenue Cargo tonne-km (mio)	312	+ 12.7	1,232	+ 10.8
Cargo load-factor (%)	70.4	+ 4.3P.	72.4	+ 3.3P.

Middle East & Africa	**April**		**cumulative**	
	2004	**yoy %**	**2004**	**yoy %**
Passengers in 1,000	143	+ 24.9	600	+ 24.4
Available seat-kilometers (mio)	803	+ 9.8	3,568	+ 14.3
Revenue pax-kilometers (mio)	572	+ 13.8	2,621	+ 19.5
Passenger load-factor (%)	71.3	+ 2.5P.	73.5	+ 3.2P.
Cargo/mail in 1,000 tonnes	9	+ 21.7	35	+ 18.2
Available Cargo tonne-km (mio)	71	+ 4.7	292	+ 7.5
Revenue Cargo tonne-km (mio)	43	+ 9.8	181	+ 16.7
Cargo load-factor (%)	60.3	+ 2.8P.	62.1	+ 4.9P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

10 May 2004

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News/Aktuell News

7 May 2004

Lufthansa

Lufthansa to outsource pension provisions

Annual transfers to a securities-based fund - externalisation complete in 10-15 years

Deutsche Lufthansa AG is setting up a dedicated securities portfolio fund to cover its domestic company pension commitments within 10-15 years and progressively remove them from its balance sheet. At the end of 2003 the Group's pension provisions totalled 4.3 billion euro. "With the outsourcing of our retirement benefit obligations our staff will receive additional funded cover for their company pension entitlements that is in line with international standards. At the same time this is a major initiative to enhance our transparency and increase the comparability of our balance sheet," said Dr. Karl-Ludwig Kley, Chief Financial Officer of Deutsche Lufthansa AG.

In a first step an on-balance-sheet master fund will be set up to which resources will be allocated annually from the cash flow. The first allocation to this fund is scheduled in the third quarter of 2004. In the long term it is planned to remove the fund from the balance sheet under an external contractual trust arrangement. The fund's resources will thus be segregated from Lufthansa's other business assets and dedicated exclusively to covering its pension commitments. The outsourcing of Lufthansa's retirement benefit obligations is to be completed at the latest by 2020.

Lufthansa is being assisted in this project by the HSBC Trinkaus & Burkhardt group as multi-manager and by Master-KAG and State Street Corporation as Global Custodian.

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz
Tel. +49 69 696 - 51014 / -2999
Fax +49 69 696 - 6818
http://media.lufthansa.com

Frankfurt, 7 May 2004

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News/Aktuell News

6 May 2004

► Lufthansa sells LGM group to Hochtief

Agreement New growth prospects for Lufthansa's facility management group

Deutsche Lufthansa AG is selling the Lufthansa Gebäudemanagement (LGM) group to Hochtief Facility Management GmbH with effect from 1 June 2004, pending approval by the regulatory authorities.

The acquisition of the LGM group will make Hochtief one of the leading European providers of integrated facility management services with 4,500 employees and total revenues of around 450 million euros. LGM currently employs some 2,000 people, who are responsible for the group's customers in Germany, Ireland, Poland, Hungary and South Africa. Last year the company achieved sales of more than 180 million euros.

Following the sale of GlobeGround, DHL and Amadeus, Lufthansa is steadily pursuing its policy of active portfolio management. "Divesting is the right decision for the LGM group and points the way forward. In Hochtief we have found an ideal partner who can offer the company and its staff excellent prospects for the future," said Wolfgang Mayrhuber, Chairman of the Executive Board and CEO of Deutsche Lufthansa AG. "Regular monitoring and adjustment of our portfolio is part of our Group strategy. We are continuing to focus on the core competencies of our business segments, while at the same time strengthening LGM's market position through the tie-up with Hochtief." Lufthansa and Hochtief have also signed a long-term facility management agreement which will cement their trusting partnership. Both sides have agreed not to disclose any details about the transaction.

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz
Tel. +49 69 696 – 51014 / -2999
Fax +49 69 696 – 6818
http://media.lufthansa.com

6 May 2004

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Lufthansa

1st Interim Report
January–March 2004



Lufthansa

Lufthansa Group:
Key Data

		January–March 2004	January–March 2003*	Change in per cent
Revenue	€m	**3,894**	3,703	5.2
of which traffic revenue	€m	**2,886**	2,611	10.5
EBITDA	€m	**409**	– 115	–
EBIT	€m	**139**	– 414	–
Profit/loss from operating activities	€m	**231**	– 303	–
Net profit/loss for the period	€m	**62**	– 356	–
Operating result	€m	**– 116**	– 419	72.3
Capital expenditure**	€m	**650**	209	211.0
Cash flow	€m	**259**	322	– 19.6
Total assets as of 31 March	€m	**17,610**	18,574	– 5.2
Shareholders' equity as of 31 March	€m	**2,869**	3,744	– 23.4
Employees as of 31 March		**93,479**	94,759	– 1.4
Staff costs	€m	**1,171**	1,177	– 0.5
Profit/loss per share	€	**0.16**	– 0.93	–

**Figures adjusted due to incorporation of Air Dolomiti with retroactive effect from 1 January 2003*
***Capital expenditure without equity*

Date of disclosure: 12 May 2004

Dear Shareholder,

In the first months of 2004 the slight recovery of the world economy continued, although the cyclical momentum in Europe and especially in Germany fell short of the expectations. The growth in the major economic regions America and Asia led to a rising demand in intercontinental traffic. Lufthansa profited from its strong market position in this segment and, thanks to a sophisticated capacity adjustment and successful cost management, improved the result considerably compared with the first quarter of 2003. The Group's operating result for the first three months – which is traditionally the weakest quarter – came to –€116m. In the same period of 2003 we had posted an operating loss of –€419m. The net result for the period – a profit of €62m – represents a year-on-year improvement of no less than €418m.

This interim report up to 31 March 2004 has been drawn up in accordance with the provisions of IAS 34. It is based on the same accounting and valuation methods used in the Annual Report 2003.

In the first quarter of 2004 we expanded the group of consolidated companies compared with the end of 2003 by a total of seven companies and compared with the first quarter of 2003 by a further 17 companies. This only slightly impairs comparability with last year's corresponding figures. Details of these changes are provided on page 20 of this report and in the corresponding sections relating to the individual business segments.

Air Dolomiti S.p.A. was incorporated into the Group accounts from the second quarter with retroactive effect from 1 January 2003. In this report the prior-year figures have been adjusted accordingly.

Course of business

The world economy is on the upturn. In many countries output is expanding strongly, particularly in East Asia and the USA. The terrorist attacks in Madrid in mid-March and the escalation of the situation in the Middle East have so far not impaired the positive trend in demand for air traffic services. Oil price development, which was at an historically high level in the first quarter, likewise did not lastingly hamper the upward trend. In the euro area in general and Germany in particular the macroeconomic momentum remained muted. Following the positive results polled in the preceding months, the Ifo business confidence index weakened in February and March. Private consumption continued to display a subdued trend.

The economic upswing in the Far East and the USA boosted demand for air traffic services in those markets. Lufthansa expanded its capacity there accordingly. However, we are continuing to orient capacity strictly to the level of demand. Consequently, we managed to lift sales of the Group's airlines by 9.5 per cent and, in particular, to improve the overall load factor (i.e. both passenger and freight business) by 2.6 percentage points to 71.1 per cent.

In the Passenger Business segment the number of passengers carried rose by 7.5 per cent to 11.4 million. Available capacity was up on the year by 7.7 per cent, while sales were ahead by 10.8 per cent. As a result, the passenger load factor rose by 2.0 percentage points to 72.6 per cent.

Significant rates of increase were also recorded in freight business. The volume of cargo transported went up by 7.7 per cent and sales by 8.0 per cent, while the cargo load factor reached 68.9 per cent, thus exceeding the prior-year level by 3.4 percentage points.

Traffic figures of the Lufthansa Groups' airlines*

		January–March **2004**	January–March 2003	Change in per cent
Passengers carried	thousand	11,375	10,583	7.5
Passenger load factor	per cent	72.6	70.6	2.0 p.
Cargo/mail	thousand tonnes	414	384	7.7
Cargo load factor	per cent	68.9	65.5	3.4 p.
Available tonne-kilometres	million	5,882	5,578	5.4
Revenue tonne-kilometres	million	4,183	3,819	9.5
Overall load factor	per cent	71.1	68.5	2.6 p.
Number of flights		152,668	138,947	9.9

**The traffic figures 2004 include "Lufthansa Regional" and since 2003 Air Dolomiti*

Revenue
Average yields in passenger business improved by 2.4 per cent during the period under review compared with the same quarter last year, whereas in the cargo business they fell by 8.5 per cent. In the first quarter of 2003 they had declined by 12.2 (passenger business) and 6.1 per cent (cargo). Between January and March 2004 traffic revenue increased by 10.5 per cent to €2.9bn. Total revenue grew by 5.2 per cent to €3.9bn.

Other revenue decreased, by contrast, by 7.7 per cent to €1.0bn. €472m of this related to the Catering segment and €403m to the MRO segment. While the Lufthansa Technik group maintained its external revenue at last year's level, the LSG Sky Chefs group saw its external revenue drop by 10.9 per cent or €58m vis-à-vis the first quarter of 2003. This was due to cross-currency effects and the weak course of business in the United States. The ratio of traffic revenue to total revenue rose further to reach 74.1 per cent.

Other operating income grew by 44.1 per cent to €588m. It contains the proceeds from the sale of the 13.2 per cent equity stake in Amadeus Global Travel Distribution S.A. (book profit of €292m).

Expenses
The measures taken to lastingly reduce costs plus currency effects pushed operating expenses down by 3.6 per cent to €4.3bn. Staff costs decreased by 0.5 per cent. The number of employees contracted by 1.4 per cent. On 31 March 2004 the Lufthansa Group's workforce totalled 93,479 employees. Adjusted for the changes in the range of the consolidated Group, headcount fell over twelve months by 1.7 per cent.

Depreciation and amortisation expenses likewise showed a downward tendency, contracting by 7.1 per cent. On the other hand, the cost of materials grew by 5.9 per cent in line with the expansion of capacity. Fuel expenses went up by 1.5 per cent to €339m. The percentage increase breaks down as follows: extra consumption (+5.2 per cent), higher prices including price-hedging measures (+8.7 per cent) and cross-currency effects (–12.4 per cent). Without the price-hedging measures the fuel bill would have been €36m greater. Fees and charges rose by 2.3 per cent and hence at a smaller rate than the volume of output sold. The reason for this was the fall by 8.2 per cent and 7.6 per cent, respectively, in air traffic control fees and landing charges.

Result

In the first quarter of 2004 the Lufthansa Group generated a positive result from operating activities of €231m. This was €534m better than the comparable result at the same stage last year, when a loss of €303m was posted.

The financial result came to –€176m (2003: –€213m) and thus improved by €37m over the year. This was helped by the lower net interest result (–17.8 per cent) of –€84m.

The result from ordinary activities increased by €571m to €55m. After taking a tax credit into account, a net profit of €62m was recorded for the period (2003: –€356m).

Cash flow and capital expenditure

The cash flow from operating activities amounted to €259m; this was 19.6 per cent less than in 2003. This negative year-on-year development was caused by exceptional working capital effects in the first quarter of 2003, which did not recur this year. Gross capital expenditure totalled €650m (2003: €209m). €562m of this was spent on purchases of and advance payments on aircraft, while the remainder was invested in other tangible fixed assets and financial assets. Between January and March 2004 Lufthansa put three new Airbus 340-600s and three new A330-300s into service, while Air Dolomiti newly deployed one ATR 700. Three more A340-600s and seven A330-300s are due for delivery by the end of 2005.

The internal financing ratio came to 39.9 per cent (2003: 154.1 per cent). Net indebtedness increased compared with 31 December 2003 by €72m to €663m.

Major events during the period under review

As from 1 April Lufthansa owns 49 per cent of Eurowings after acquiring a further 24.1 per cent of the equity from AK Industriebeteiligungs GmbH.

On 13 February Lufthansa placed a 13.2 per cent equity stake in Amadeus Global Travel Distribution S.A. via the Madrid stock exchange. The 78 million A-shares were sold to institutional investors at a price of €5.05. €394m accrued to Lufthansa from this transaction. This yielded a book profit for the Group of €292m. Lufthansa's equity stake in Amadeus consequently shrank by 18.3 to 5.1 per cent.

Since January Lufthansa has operated the regional partner concept under the name "Lufthansa Regional". The collaboration of the partner airlines – Lufthansa CityLine, Eurowings, Augsburg Airways, Contact Air and Air Dolomiti – has been placed on a new footing. The partners' aircraft are deployed on the basis of a "wet lease" concept. Lufthansa determines the production platform and also assumes the commercial risk for the network operations.

At the end of 2003 Lufthansa announced its intention to introduce a new distribution model in Germany with effect from 1 September 2004. This net pricing model abolishes the commercial representative status of the travel agencies and hence also the commissions which Lufthansa paid them in the past. In future travel agencies can charge customers a service fee, to be set at their own discretion. The majority of the German travel agencies have signed the contractual amendment introducing the new distribution model. Those travel agents who had not signed by 14 February 2004 have received notice of termination of their distribution agreement. This ensures a uniform changeover to the new distribution model. However, smaller travel agents and the national associations that represent them have opposed the change and announced that they will file legal appeals.

The Lufthansa Group is working intensively on the implementation of an action plan which is to boost profitability by a total of €1.2bn up to 2006. For 2004 we have identified projects and initiatives with a total volume of around €400m, of which measures with half the value are already in the process of being implemented.

Major events after the end of the reporting period and outlook

With effect from 1 June, Lufthansa is selling its facility management subsidiary, the Lufthansa Gebäudemanagement (LGM) group, to Hochtief Facility Management GmbH, pending approval by the regulatory authorities. Lufthansa is thus pursuing its policy of active portfolio management. The associated agreements were signed on 5 May 2004.

At the beginning of May Lufthansa CityLine concluded labour agreements with the pilots' association Vereinigung Cockpit and the flight attendants' organisation UFO for the 1,600 cockpit crews and cabin staff which will boost productivity and flexibility and significantly enhance the regional airline's competitiveness. The master pay agreement was radically altered and runs for 33 months until 31 December 2006. The respective pay agreements were extended for a further 30 months – without any increase in pay rates. This will improve Lufthansa CityLine's cost structures by more than €40m up to the end of 2006 and will make a significant contribution to the action plan.

The global economic upturn is expected to stabilise in the further course of the current year. Worldwide economic activity is currently being driven by the economies in the Far East, particularly China, where the IMF anticipates GDP growth of 8.5 per cent. Japan, too, is again registering economic expansion. For the US economy the IMF is forecasting a rise in GDP of 4.6 per cent. However, the euro area and Germany – according to the IMF – will record below-average growth rates. Here the upturn in business activity is being fuelled primarily by exports, whereas private consumption is being dampened by the persistently high unemployment rate. In their spring forecast the German Council of Economic Experts again downgraded Germany's economic outlook for 2004. They now anticipate economic growth of only 1.5 per cent. By contrast, the 2003 autumn forecast had envisaged GDP growth of 1.7 per cent.

For the further course of this year the globally improved economic data will also provide a boost to airline industry. The Lufthansa Group will use the opportunities arising from this overall economic upturn and carefully increase its available capacity on the markets accordingly. The current booking figures and traffic data point to a persistently gratifying course of business.

Based on the assumption that no further crises occur to hamper the course of business activity in the current year, we expect to improve our operating result significantly and again post a positive net result in 2004.

Segment Passenger Business*
Lufthansa Passenger Business Group

		January–March **2004**	January–March 2003
Revenue	€m	**2,540**	2,258
Segment result	€m	**-45**	-367
Operating result	€m	**-64**	-366
EBITDA	€m	**478**	-235
Employees as of 31 March		**34,430**	35,228
Passengers carried	thousand	**11,375**	10,583
Available seat-kilometres	million	**31,784**	29,521
Revenue passenger-kilometres	million	**23,085**	20,842
Passenger load factor	per cent	**72.6**	70.6

**Previous year's figures adjusted due to incorporation of Air Dolomiti with retroactive effect from 1 January 2003*

The result turned in by the Lufthansa Passenger Business Group was achieved by Deutsche Lufthansa AG, Lufthansa CityLine GmbH and Air Dolomiti. The Italian regional airline subsidiary was consolidated in the second interim report 2003 with effect from 1 January 2003. We have now included it retrospectively in the interim report for the first quarter of 2003. The prior-year figures given in this report to facilitate year-on-year comparisons may thus differ from those published twelve months ago.

In the first three months of 2004 the passenger business of the Lufthansa Group picked up noticeably. The number of passengers carried increased by 7.5 per cent compared with last year's corresponding figure to 11.4 million, sales rose by 10.8 per cent and the passenger load factor improved by 2.0 percentage points to 72.6 per cent. These traffic data include the figures of the airlines which since the start of 2004 have been cooperating with Lufthansa under the "Lufthansa Regional" brand. This only slightly impairs the comparability of the figures, however.

The airlines of the Lufthansa Group recorded increases in all traffic regions. Demand for Lufthansa services was particularly high in the traffic areas Middle East/Africa and the Americas where double-digit rises were recorded. In Middle East/Africa 24.2 per cent more passengers flew with Lufthansa, and sales exceeded the prior-year level by 21.0 per cent. Last year this traffic region was affected worst by the development triggered by the Iraq war. The passenger load-factor climbed to 74.0 per cent (+3.3 percentage points). In the Americas (North and South America) the number of passengers grew by 14.2 per cent to 1.2 million. Sales, too, jumped by 14.2 per cent to total 9.0 billion revenue passenger-kilometres. The passenger load factor came to 79.0 per cent (+2.0 percentage points), thus almost reaching the 80 per cent mark. The same is true of the Asia/Pacific area, where a passenger load factor of 79.6 per cent was achieved (+0.7 percentage point). With 0.8 million passengers Lufthansa transported 7.4 per cent more travellers on its Asian routes than a year previously. Sales grew in line with this by 7.6 per cent.

In Europe including Germany the number of passengers rose by 5.9 per cent to 8.9 million. Whereas available capacity was raised by 2.5 per cent, sales expanded by 6.0 per cent to 5.9 billion revenue passenger-kilometres. The passenger load factor came close to breaking the 60 per cent mark at 59.4 per cent (+1.9 percentage points). In Europe Lufthansa reorganised its

regional structure at the beginning of the year and placed its collaboration with the partner airlines Lufthansa CityLine, Eurowings, Augsburg Airways, Contact Air and Air Dolomiti on a new footing. The aircraft are deployed on a "wet lease" basis, meaning that Lufthansa determines the production platform for all these partners and also bears the commercial risk for the deployment of the aircraft in its network operations.

Average yields continued to show a marginally positive tendency during the reporting period (+2.4 per cent). The dollar's persistently weak exchange rate vis-à-vis the euro prevented a stronger recovery. The improved average yields and the markedly higher sales volume pushed up traffic revenue between January and March 2004 by 13.5 per cent to €2.4bn. Total revenue grew by 12.5 per cent to €2.5bn. The Passenger Business Group generated total segment income of €2.8bn, which was 8.2 per cent more than in the first quarter of 2003.

Although available capacity was increased by 7.7 per cent, the segment's expenses fell by 3.8 per cent to €2.8bn. Other operating income (–21.9 per cent), depreciation and amortisation (–11.2 per cent) and staff costs (–0.2 per cent) all fell over twelve months. The item agency commissions contained in other operating expenses dropped by 24.5 per cent. Depreciation charges declined because the depreciation terms for a number of older aircraft expired and the new aircraft acquired during the past few months have not yet offset that factor. The contraction of the workforce by 2.3 per cent was mainly responsible for the decline in staff costs. On 31 March 2004 the Passenger Business segment employed 34,430 persons, of whom 17,883 were flight personnel.

The cost of materials, by contrast, expanded by 7.3 per cent. The cost of purchased services increased by 8.4 per cent as chartering costs more than doubled on account of the new regional concept. Fees and charges went up by 0.2 per cent, i.e. more slowly than production, because the payments relating to air traffic control and landing charges were much lower than during the same period last year. Expenses on fuel totalled €282m, which was 2.0 per cent up on last year.

In the first three months of 2004 the Lufthansa Passenger Business Group posted a segment result for the traditionally weak first quarter (–€45m) that was noticeably better than the corresponding figure in 2003 (–€367m). The operating result of –€64m was €302m better than the prior-year figure. For 2004 as a whole, given a further recovery of demand, a higher operating result than last year is expected.

In the first quarter of 2004 the Passenger Business segment's capital expenditure amounted to €543m (+331.0 per cent). It was mainly invested in aircraft purchases and down payments. In the period under review Lufthansa put three new Airbus A340-600s and three new Airbus A330-300s into operation, while Air Dolomiti newly deployed one ATR 700. Two new Canadair Jets delivered to Lufthansa were leased to Eurowings. Up to 2005 three more A340-600s and seven A330-300s are due to be delivered to Lufthansa.

Lufthansa began the year 2004 with a series of service improvements. The Business Class on long-haul routes will be equipped successively with a new seat which can be converted into a two-metre bed. The new concept also includes the onboard internet access "FlyNet" and a comprehensive new entertainment programme. With the start of the summer timetable Lufthansa is providing an enhanced Business Class on continental routes, too. The free middle seat on board will ensure more space and privacy, while a priority-check-in, fast lanes and mobile check-in facility, e.g. by phone, internet or SMS, will shorten ground times. For customer services the use of state-of-the-art

technology is to be extended. Thus in the course of this year Lufthansa intends to equip all lounges worldwide with the wireless internet link W-LAN. Good progress is also being made with the development of the new service concept for our top customers that is to be introduced this year.

Lufthansa has again expanded its summer timetable following the crisis-related collapse in demand last year and is now flying to new destinations such as Charlotte (USA), Ghuangzhou (China) and Kuala Lumpur (Malaysia). In the Asian traffic region its route network is being expanded by additional flights from Munich. In view of the eastern enlargement of the EU as from 1 May 2004, Lufthansa has also extended its flight programme to eastern Europe. New additions to its flight schedule are Tallinn (Estonia), Cracow, Gdansk and Poznan (Poland) as well as Bratislava (Slovak Republic). New destinations in the Russian Federation are Rostov on Don and Ufa (Bashkortostan).

On 4 May US Airways officially became a member of the Star Alliance. Lufthansa and US Airways have already been providing code-share flights since last autumn. On 4 March South African Airways announced its intention to join the Star Alliance. Even prior to that Lufthansa sponsored SAA's application and will accompany the airline through the formal procedures up to admission. On 6 April Lufthansa and Shanghai Airlines signed a cooperation agreement. In future the two airlines intend to operate some of their routes on a code-sharing basis and also to cooperate on frequent flyer programmes.

Segment Logistics*

Lufthansa Logistics Group

		January–March **2004**	January–March 2003
Revenue	€m	**545**	533
Segment result	€m	**–13**	–3
Operating result	€m	**–16**	–7
EBITDA	€m	**29**	27
Employees as of 31 March		**5,083**	5,178
Cargo/mail	thousand tonnes	**414**	384
Available cargo tonne-kilometres	million	**2,697**	2,624
Revenue cargo tonne-kilometres	million	**1,857**	1,719
Cargo load factor	per cent	**68.9**	65.5

**Due to changes in the group of consolidated companies, the comparability of previous year's figures is limited*

As from1 January 2004 the Logistics segment was expanded beyond Lufthansa Cargo AG to include cargo counts GmbH, Lufthansa Cargo Charter Agency GmbH, JETtainer GmbH and time:matters GmbH as new additions to the consolidated group. Three aircraft leasing companies were already consolidated in the 2003 annual financial statements. This slightly impairs year-on-year comparisons.

Following a subdued start to the year, the positive trend registered in February in the segment Logistics continued in March. Between January and March 2004 Lufthansa Cargo managed to increase its traffic figures despite the still lacklustre economic setting, especially in Germany. The amount of freight and mail transported rose by 7.7 per cent to 414,000 tonnes, while sales

increased by 8.0 per cent to 1.9 billion revenue tonne-kilometres. As available capacity was stepped up by only a moderate 2.8 per cent, the cargo load factor improved by 3.4 percentage points to 68.9 per cent. Lufthansa Cargo recorded the highest growth rates in the traffic region Middle East/Africa, where the amount of cargo transported climbed by 17.1 per cent and sales by 18.9 per cent. European business, too, recorded double-digit increases in both freight volume (+11.0 per cent) and sales (+17.4 per cent), whilst in Asia/Pacific 6.4 per cent more freight and mail was carried and sales expanded by 10.2 per cent. In all traffic regions the cargo load factor was appreciably better than in the first quarter of 2003.

In the first quarter of 2004 the Logistics Group generated revenue of €545m, which was a year-on-year rise of 2.3 per cent. The increase resulted exclusively from the newly consolidated companies. Despite the significant increase in sales, traffic revenue declined by 1.1 per cent to €516m since average yields per revenue tonne-kilometre fell by a further 8.5 per cent. It was negatively affected by the exchange rate movements against the euro of three currencies that play a key role in the logistics business – the US dollar, the Indian rupee and the Japanese yen – as well as by a sales campaign in Germany. Total segment income came to €587m (2003: €576m).

Segment expenses rose by 3.6 per cent or €21m to €600m. Alone €19m of this cost increase was attributable to the change in the group of consolidated companies. The cost of materials went up by 9.3 per cent. Whereas expenses on MRO services and chartering both increased significantly, kerosene costs were 2.4 per cent down on the year. Staff costs were likewise reduced to €83m (–1.2 per cent). This was due to the smaller number of employees. As measured on 31 March 2004, the headcount – despite the expansion of the consolidated group – totalled 5,083 and was thus 1.8 per cent below the prior-year level.

The segment's capital expenditure of €25m (2003: €2m) was chiefly spent on down-payments on aircraft as part of the fleet renewal programme. In the course of this year all eight dedicated Boeing 747-200 freighters will be sold and up to 2005 five second-hand MD-11 freight aircraft will be integrated into Lufthansa Cargo's fleet. Additional capacity will be flexibly leased.

In the first quarter of 2004 the Lufthansa Logistics group posted a segment result of –€13m, compared with –€3m at the same stage last year. The operating result came to –€16m and, owing to higher expenditure, was €9m worse than the corresponding figure in 2003. For the year as a whole, however, a positive operating result is again anticipated as Lufthansa Cargo is vigorously pursuing its cost-cutting programme and has also introduced a number of other measures to facilitate profitable growth.

Thus under the name "Excellence & Growth" various projects have been bundled such as raising the flight operation times of the MD-11 fleet, making the collective labour agreements more flexible and lowering purchasing costs. On top of this, a sales campaign has been launched with the aim of increasing the utilisation of the belly capacities.

With the start of the summer timetable Lufthansa Cargo extended its collaboration with DHL and, besides a Brussels–New York–Brussels link, now offers three new routes with four to five joint flights per week from Europe to the USA and the Far East. Another innovation in the flight schedule is an east-bound round-the-world freight service.

Segment Maintenance, Repair and Overhaul (MRO)*
Lufthansa Technik Group

		January–March **2004**	January–March 2003
Revenue	€m	**770**	747
Segment result	€m	**60**	17
Operating result	€m	**59**	12
EBITDA	€m	**86**	38
Employees as of 31 March		**18,105**	17,398

**Due to changes in the group of consolidated companies, the comparability of previous year's figures is limited*

The Lufthansa Technik group of consolidated companies was expanded compared with the first quarter of 2003 by the first-time consolidation of Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH (which was set up on 20 January 2004), Lufthansa Technik Aircraft Services Ireland Ltd., Lufthansa Airmotive Ireland (Leasing) Ltd., AirLiance Materials LLC and a real estate company. This hampers year-on-year comparisons.

The Lufthansa Technik group got off to a better start in 2004 than last year even though world air traffic has picked up only slightly. From January to March 2004 due to consolidation changes revenue rose by 3.1 per cent to €770m. The successful trend in new orders, with 74 additional contracts concluded and a revenue volume to be realised in 2004 of €124m, contributed to the positive course of development, whereas the persistently weak dollar exchange rate depressed the revenue trend. Revenue with Lufthansa Group companies grew by 6.7 per cent. The reason for this was the commenced refitting of Lufthansa's long-haul fleet with the new Business Class. External revenue exactly matched last year's first-quarter figure of €403m, so that its share of overall revenue declined by 1.6 percentage points to 52.3 per cent. For the first quarter of 2004 the Technik group generated total segment income of €803m.

The profit-boosting measures initiated by the Technik group already in 2003 remained in force in the first quarter of 2004 and, together with the cross-currency effects, pushed down segment expenses by 4.0 per cent to €743m. Other operating expenses sank by as much as 34.0 per cent compared with last year. Large downturns were recorded within this cost item by currency translation losses, maintenance costs and value adjustments in respect of receivables, which in the crisis-ridden year 2003 had arisen. The cost of materials also showed a year-on-year decrease of 0.8 per cent. There was a rise, by contrast, in depreciation and amortisation (+15.0 per cent) and staff costs (+7.7 per cent). The rise in staff costs was due in equal measure to changes in the group of consolidated companies and increases in collective pay settlement.

The Lufthansa Technik group kept its capital expenditure at the previous year's level by investing €23m. This was expended primarily on spare engines and an engine testing facility in the USA.

Between January and March 2004 the Lufthansa Technik group more than tripled its segment result to €60m; in the same period of last year it had earned only €17m. The operating result developed even better. It amounted to €59m and surpassed the 2003 figure by €47m. This development was positively influenced by non-recurrent effects such as the revaluation of the stock of materials at the reporting date; this effect will be neutralised in the course of

the year, however. For 2004 as a whole Lufthansa Technik expects a higher revenue total than last year, so that it will at least be possible to match last year's operating result.

Through innovative products such as the integrated system for cabin management and entertainment (NICE™) or the conversion of Airbus aircraft to multi-role transport tankers (MRTT) Lufthansa Technik is extending its technological leadership in the sector. In the context of its new group-wide management strategy Lufthansa Technik will extend its regional distribution network so as to ensure that its clients have an optimal local service at all times.

Segment Catering

LSG Sky Chefs Group

		January–March **2004**	January–March 2003
Revenue	€m	**586**	642
Segment result	€m	**−81**	−66
Operating result	€m	**−52**	−73
EBITDA	€m	**−50**	−5
Employees as of 31 March		**31,540**	32,777

Compared with the first quarter of 2003 the range of consolidated companies making up the LSG Sky Chefs group was expanded by LSG Asia GmbH, LSG Sky Chefs Korea Co Ltd., 41/42 Bartlett (Pty) Ltd. and Inflight Catering (Pty) Ltd. These changes barely impair the year-on-year comparability.

There was still no change of trend in the airline catering sector, especially in America, in the first quarter of 2004. Consequently, the LSG Sky Chefs Group generated revenue of €586m, which represented a year-on-year decrease of 8.7 per cent or €56m. Revenue from the US business registered a drop of €67m, although €46m of that was due to currency effects. In the traffic region Europe/Middle East/Africa revenue was held at last year's level. In Asia/Pacific Sky Chefs Korea, which was not consolidated at this stage in 2003, helped to lift revenue by €12m. The total segment income of the LSG Sky Chefs Group came to €605m.

The cost of materials went up by 3.8 per cent or €10m to €270m. Some of the factors responsible for this were the first-time consolidated companies that were not included in the group at this time last year and the expansion of business activities in the United Kingdom through the take-over of kitchen facilities of the Abela group. In the USA the changed production mix and the rise in procurement prices, which could not be fully passed on to the customer, caused the cost of materials to swell. By contrast, other operating expenses and staff costs decreased over twelve months. Cross-currency effects and a 3.8 per cent reduction in the number of employees trimmed staff costs by 7.7 per cent. Total segment expenses were lowered by 6.7 per cent but, at €686m, were still clearly above total segment income.

Consequently, the LSG Sky Chefs Group posted a negative segment result for the first quarter 2004 of −€81m (2003: −€66m) Of this, −€12m (2003: −€11m) was attributable to the Chef Solutions division. By contrast, the operating result improved to −€52m (2003: −€73m). For 2004 as a whole

LSG Sky Chefs is seeking to achieve a sustained improvement in its operating result and to post a positive segment result, although taking into consideration the latest developments that will be hard to achieve. Negotiations to sell off the Chef Solutions division are at an advanced stage and should be concluded by summer 2004.

The segment's capital expenditure with €18m remained at a comparatively low level.

In the current year the LSG Sky Chefs Group will reinforce the measures already introduced to boost efficiency and stabilise earnings. The key thrust is to streamline the organisation and to reduce costs in both production and administration.

Segment Leisure Travel
Thomas Cook AG

		1 November 2003– 31 January **2004**	1 November 2002– 31 January 2003
Revenue	€m	**1,060**	1,117
Loss from operating activities (EBITA)	€m	**–183**	–213
Average number of employees		**23,814**	25,350

In the first quarter of the segment's business year (1 November 2003 to 31 January 2004) a slight upturn in the demand for leisure travel services was apparent. Thomas Cook AG increased the number of vacationers served group-wide compared with the prior-year period by 2.8 per cent to 1.6 million. In particular, the seat-only business of the German charter airline registered high growth rates. The average journey price decreased again, however; it fell by 9.7 per cent vis-à-vis the corresponding quarter in 2002/2003, while the average holiday travel duration shortened by 6.8 per cent.

This dampened the business development of Thomas Cook AG. Revenue totalled €1.1bn, which was 5.1 per cent below the prior-year level. This was partly due to the weakness of the pound sterling against the euro. Almost a third of the revenue (€298m) of Thomas Cook AG is generated in the United Kingdom. Adjusted for exchange rate effects, revenue would have decreased by just 3.2 per cent.

Expenditure on leisure travel services was lowered by 8.5 per cent. This was mostly due to smaller outlays for fuel, aircraft leasing and resort-related costs for the holidaymakers. As a result, the gross yield margin rose by 2.8 percentage points to 22.0 per cent. Other expense items were likewise reduced. For instance, staff costs were cut by 4.1 per cent. The number of people employed by the Thomas Cook group totalled 23,814 and was 6.1 per cent down on the year. Other operating expenses receded by 7.1 per cent, while depreciation applied to intangible and tangible assets fell by 5.5 per cent.

The successful cost management strategy made it possible to improve the first-quarter result compared with the previous business year. Although the operating result (EBITA) of Thomas Cook AG, at –€183m, was negative in line with the customary seasonal trend, it was 14.2 per cent or €30m above the prior-year figure.

The segment result on an at equity basis came to –€76m (2002–2003: –€83m).

In mid-March the number of bookings group-wide was 4.3 per cent up on the year. In contrast to the situation in the first quarter of 2002/2003, the associated revenue was also 2.8 per cent higher than one year before. In view of the buoyant booking situation, Thomas Cook AG expects to raise the number of vacationers above the market average level in the course of the current business year, to slightly increase revenue and, above all through successful cost reduction, to achieve a significantly improved result.

During the present business year Thomas Cook is concentrating its efforts on further cutting costs. The new executive board is focusing above all on the current problem areas, i.e. the German market and flight operations. The reduction of capacities is the key priority for the airline. Thus in January contracts were signed concerning the sale of twelve Boeing 757-200s. Moreover, the establishment of profit centres has created a more efficient organisational structure. The goal is to lower unit costs to a level that permits adequate profit margins.

In the first three months the group invested a total of €12m (2002/2003: €33m), with the emphasis on the touristic infrastructure and IT systems. The seasonally negative cash flow from operating activities was lifted somewhat compared with the previous year. Net indebtedness was likewise trimmed further.

Segment IT Services

Lufthansa Systems Group

		January–March **2004**	January–March 2003
Revenue	€m	**148**	137
Segment result	€m	**7**	6
Operating result	€m	**7**	5
EBITDA	€m	**13**	14
Employees as of 31 March		**3,156**	3,007

With a revenue rise of 8.0 per cent to €148m the Lufthansa Systems group continued last year's positive development in the first quarter of 2004. Revenue with companies outside the Lufthansa Group was lifted by no less than 27.3 per cent. This was made possible by the take-over of Thomas Cook's IT business in the middle of last year and that of DekaBank at the end of 2003. The group generated total segment income of €154m.

Segment expenses grew by 7.3 per cent to €147m. The cost of materials rose by as much as 18.2 per cent owing above all to upstream costs connected with Lufthansa's Campus XP project. Staff costs, too, were up on the year by 2.0 per cent, since the number of employees as at 31 March was enlarged by 5.0 per cent to 3,156 by the transfer of IT staff from Thomas Cook and DekaBank.

In the first quarter of 2004 the Lufthansa Systems group was able to lift the segment result by 16.7 per cent to €7m. The operating result likewise came to €7m (2003: €5m). For the full year the Systems group envisages that it will match the good results trend of the past few years and will be able to surpass last year's figure.

On 1 April Lufthansa Systems took over the operation of essential parts of the IT infrastructure of Cominvest Asset Management GmbH, a subsidiary of the European Bank for Fund Services GmbH. Furthermore, the company has expanded its product portfolio to include a new internet booking engine and the new software product COSMA. COSMA will facilitate the integration of code-sharing flights into flight schedule planning in future.

Service and Financial Companies*

		January–March **2004**	January–March 2003
Revenue	€m	–	56
Other segment income	€m	**400**	94
Segment result	€m	**330**	77
Employees as of 31 March		**1,165**	1,171

**Figures not comparable due to change in group of consolidated companies*

The segment Service and Financial Companies comprises Lufthansa Commercial Holding GmbH as well as Lufthansa AirPlus Servicekarten GmbH and Lufthansa Flight Training GmbH (from 1 January 2004) and two real estate companies. In 2003 START AMADEUS GmbH formed part of the consolidated group until 28 February. This hampers year-on-year comparability.

Between January and March 2004 the Service and Financial Companies achieved a segment result of €330m. In the first quarter of 2003 it had recorded a result of €77m. The disposal of the 13.2 per cent equity stake in Amadeus Global Travel Distribution S.A. Madrid alone yielded book profits of €292m. This will also lead to an improved full year's result. In 2003 the sale of START AMADEUS GmbH had produced book profits of €79m.

Projections of future developments

This Interim Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time.
If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report of the Annual Report 2003 – should become reality, the actual results may deviate from current expectations.

Consolidated Income Statement

	January–March **2004** €m	January–March 2003 €m
Traffic revenue	2,886	2,611
Other revenue	1,008	1,092
Revenue	**3,894**	**3,703**
Changes in inventories and work performed by the enterprise and capitalised	5	3
Other operating income	588	408
Cost of materials	– 1,898	– 1,793
Staff costs	– 1,171	– 1,177
Depreciation and amortisation	– 262	– 282
Other operating expenses	– 925	– 1,165
Profit/loss from operating activities	**231**	**– 303**
Income from investments accounted for using the equity method	– 91	– 89
Other income from subsidiaries, joint ventures and associates	7	13
Net interest	– 84	– 102
Other financial items	– 8	– 35
Financial result	**– 176**	**– 213**
Profit/loss from ordinary activities	**55**	**– 516**
Other taxes	– 12	0*
Profit/loss before income taxes	**43**	**– 516**
Income taxes	19	159
Result after taxes	**62**	**– 357**
Minority interests	0*	1
Net profit/loss for the period	**62**	**– 356**
Basic earnings/loss per share**	**€ 0.16**	**€ – 0.93**
Diluted earnings/loss per share**	**€ 0.15**	**–**

*below €0.5m

**The basic loss/earnings per share are determined by dividing the net loss/profit for the period by the weighted average number of ordinary shares outstanding during the financial year. The diluted loss/earnings per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002 to the weighted average of the shares outstanding during financial year 2003. Group net loss/profit for the period is increased by the amounts spent on the convertible bonds.*

Consolidated Balance Sheet as of 31 March 2004

Assets	31 March **2004** €m	31 December 2003 €m	31 March 2003 €m
Intangible assets	933	953	1,681
Aircraft and spare engines	7,196	6,815	7,068
Other tangible assets	1,478	1,297	1,341
Investments accounted for under the equity method	535	720	805
Other financial assets	653	696	717
Fixed assets	**10,795**	**10,481**	**11,612**
Repairable aircraft spare parts	**418**	**404**	**393**
	11,213	**10,885**	**12,005**
Inventories	416	421	426
Trade receivables	1,715	1,498	1,722
Other receivables and other assets	1,060	929	1,143
Securities	807	720	844
Cash and cash equivalents	2,141	2,001	2,083
Current assets	**6,139**	**5,569**	**6,218**
Income tax assets	**197**	**194**	**241**
Prepaid expenses	**61**	**84**	**110**
Total assets	**17,610**	**16,732**	**18,574**

Shareholders' equity and liability	31 March **2004** €m	31 December 2003 €m	31 March 2003 €m
Issued capital	977	977	977
Capital reserve	809	809	809
Fair value reserves	60	-82	94
Retained earnings	961	1,933	2,220
Net profit/loss for the period	62	-984	-356
Shareholders' equity	**2,869**	**2,653**	**3,744**
Minority interests	**47**	**43**	**61**
Retirement benefit obligations	4,443	4,327	4,122
Provisions for income taxes	324	332	109
Other provisions and accruals	3,989	3,394	4,143
Provisions and accruals	**8,756**	**8,053**	**8,374**
Long-term borrowings	3,611	3,312	4,109
Trade payables	669	911	768
Other liabilities	1,478	1,550	1,277
Liabilities	**5,758**	**5,773**	**6,154**
Deferred income	**180**	**210**	**241**
Total shareholders' equity and liabilities	**17,610**	**16,732**	**18,574**

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital	Capital reserve	Fair value reserves hedging instruments	Fair value reserves other financial assets	Currency translation differences	Retained earnings	Net profit/loss for the period	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Balance on 31 December 2002	**977**	**809**	**105**	**3**	**-66**	**1,580**	**717**	**4,125**
Transfers	–	–	–	–	–	717	-717	–
Dividends	–	–	–	–	–	–	–	–
Net loss for the period	–	–	–	–	–	–	-356	-356
Changes in fair value	–	–	7	3	–	–	–	10
Transfers to acquisition cost	–	–	2	–	–	–	–	2
Transfers to the income statement	–	–	-25	-1	–	–	–	-26
Other neutral changes	–	–	–	–	-10	-1	–	-11
Balance on 31 March 2003	**977**	**809**	**89**	**5**	**-76**	**2,296**	**-356**	**3,744**
Balance on 31 December 2003	**977**	**809**	**-87**	**5**	**-120**	**2,053**	**-984**	**2,653**
Transfers	–	–	–	–	–	-984	984	–
Dividends	–	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	–	62	62
Changes in fair value	–	–	42	101	–	–	–	143
Transfers to acquisition cost	–	–	29	–	–	–	–	29
Transfers to the income statement	–	–	-29	-1	–	–	–	-30
Other neutral changes	–	–	–	–	10	2	–	12
Balance on 31 March 2004	**977**	**809**	**-45**	**105**	**-110**	**1,071**	**62**	**2,869**

Currency translation differences are disclosed under retained earnings in the balance sheet. The other neutral changes result mainly from changes in the equity of investments accounted for using the equity method.

Note to the Consolidated Cash Flow Statement
The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the year under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	January–March **2004** €m	January–March 2003 €m
Cash and cash equivalents on 1 January	**2,001**	**2,453**
Profit/loss before income taxes	43	- 516
Depreciation of fixed assets (net of reversals)	266	300
Depreciation of repairable aircraft spare parts	13	20
Result from fixed asset disposal	- 326	- 86
Result from investments accounted for using the equity method	88	87
Net interest	84	102
Income taxes paid	3	1
Changes in inventories	5	- 30
Changes in receivables, other assets and prepaid expenses	- 295	- 401
Changes in provisions and accruals	719	737
Changes in liabilities (without borrowings)	- 241	57
Other	- 100	51
Cash flows from operating activities	**259**	**322**
Gross cash flow from operating activities	*256*	*321*
Purchase of tangible assets and intangible assets	- 635	- 173
Purchase of financial assets	- 7	- 20
Additions to repairable aircraft spare parts	- 27	- 23
Proceeds from sale of non-consolidated equity investments	395	-
Acquisition of non-consolidated equity investments	- 8	- 8
Acquisition of consolidated equity investments*	-	- 8
Proceeds from disposals of intangible assets, tangible assets and other financial assets**	36	65
Interest received	43	42
Dividends received	8	13
Net cash used in investing activities	**- 195**	**- 112**
Securities/fixed-term deposits	- 87	- 260
Net cash used in investing activities and cash investments	**- 282**	**- 372**
Long-term borrowings	323	-
Repayments of long-term borrowings	- 146	- 782
Other borrowings	50	- 58
Dividends paid	-	-
Interest paid	- 66	- 79
Net cash used in financing activities	**161**	**- 919**
Net increase/decrease in cash and cash equivalents	**138**	**- 969**
Effects of exchange rate changes	2	1
Cash and cash equivalents on 31 March	**2,141**	**1,485**
Securities	807	844
Term deposits	-	598
Total liquid funds	**2,948**	**2,927**
Net increase/decrease in total liquid funds	227	- 711

**In 1st quarter 2003 less purchased cash and cash equivalents of €1m*
***In 1st quarter 2003 less disposed cash and cash equivalents of €51m*
Note to the Consolidated Cash Flow Statement see page 18

Further Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies
Besides Deutsche Lufthansa AG as the Group's parent company, the consolidated financial statements include all the significant domestic and foreign subsidiaries. Seven companies were newly included in the consolidated accounts in the first quarter of 2004 – Lufthansa Flight Training GmbH, cargo counts GmbH, JETtainer GmbH, Lufthansa Cargo Charter Agency GmbH, time:matters GmbH, MUSA Grundstücks-Verwaltungsgesellschaft mbH Co.KG (all as of 1 January 2004) and Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH, which was newly founded on 20 January 2004. Compared with the first quarter of 2003 the range of consolidated companies was additionally expanded by the inclusion of Lufthansa Airmotive Ireland (Leasing) Ltd., Lufthansa Technik Aircraft Services Ireland Ltd., LSG Asia GmbH, LSG Sky Chefs Korea Co Ltd., 41/42 Bartlett (Pty) Ltd., Inflight Catering (Pty) Ltd., eight aircraft leasing companies as well as by three companies that were newly consolidated at the end of 2003 (AirLiance Materials LLC and two real estate companies). For details see Note 4 to the Consolidated Financial Statements 2003 (page 120).

Air Dolomiti S.p.A. as well as an associated aircraft leasing company were incorporated into the group of consolidated companies in the second quarter of 2003 with retroactive effect from 1 January 2003 following the acquisition of a majority stake on 16 April 2003. In this interim report the figures for the first quarter of 2003 have been adjusted accordingly.

The following tables show the main consequences of the changes in the group of consolidated companies.

Balance Sheet

	Group **31 March 2004** €m	of which from changes in the group of consolidated companies in 1st Quarter 2004 €m
Fixed assets	10,795	51
Current assets	6,815	17
Balance sheet total	17,610	68
Shareholders' equity	2,869	10
Minority interests	47	0*
Provisions and accruals	8,756	56
Long-term debt	3,611	7
Other liabilities	2,327	–5

**below € 0.5 m*

Income Statement

	Group **January–March 2004** €m	of which from changes in the group of consolidated companies compared with 1st Quarter 2003 €m
Revenue	3,894	47
Operating income	4,487	61
Operating expenses	–4,256	–52
Profit from operating activities	231	9
Financial result	–176	–9
Profit from ordinary activities	55	0*
Taxes and minority interests	7	0*
Net profit for the year	62	0*

**below € 0.5 m*

Contingencies and events occuring after the balance sheet date

Contingent liabilities	**31 March 2004** €m	31 December 2003 €m
from guarantees, bills and cheque charges	811	771
from warranty agreements	955	970
from collateralisation of third-party liabilities	3	3

Contingencies and events occurring after the balance sheet date

Various provisions with a total potential effect on the financial result of €201m for subsequent years were not set up owing to the small likelihood of their being utilised. The corresponding figure at end-2003 was €166m.

Of the contingent asset specified in the full-year consolidated financial statements for 2003 in connection with the sale of an equity interest amounting to €30m, €2m was realised in the first quarter of 2004 and duly recognised in the cash flow and income statements. The remaining contingent asset was recalculated and now amounts to €25m for the subsequent years.

€9m accrued in the first quarter of 2004 from an aircraft sale contracted at the end of 2003. This resulted in book profits of €6m. Further sales proceeds of €55m and book profits of €25m will probably be realised in 2004 from five further firmly contracted aircraft sales and a preliminary agreement on the sale of a building.

Procurement obligations of €3.5bn existed at the end of March 2004 concerning investments in tangible and intangible fixed assets. In the full-year consolidated financial statements for 2003 the corresponding figure was €3.9bn.

Issued capital

The Executive Board remains authorised until 15 June 2004 to increase the issued capital by €25 million with the approval of the Supervisory Board by issuing new registered shares to employees against a contribution in cash. Shareholders' subscription rights are excluded.

Asset and financial position in the first quarter of 2004

The changes in the group of consolidated companies compared with the end of 2003 do not materially impair the comparability of the asset and financial position.

The Group's asset total at the end of the first quarter of 2004 amounted to €17.6bn and was 5.2 per cent or €0.9bn higher than the corresponding figure at end-2003. €314m of this increase relates to fixed assets and €570m to current assets. The companies that were newly consolidated in the first quarter of 2004 boosted the fixed assets and the overall asset total by €68m. Whereas the value of fixed assets rose largely as a result of the addition of aircraft and spare engines, €348m of the increase in current assets related to receivables and €227m to liquid funds and securities.

On the liabilities side, equity improved by €216m owing to the positive net result as well as to the positive change in the fair value reserves by €142m. €98m of this relates to the changeover to recording Amadeus Global Distribution at fair value. The equity ratio rose to 16.3 per cent compared with 15.9 per cent at end-2003.

Given a positive first-quarter result before income tax of €43m (2003: loss of €516m), a positive cash flow from operating activities of €259m was generated, although this was 19.6 per cent below the prior-year figure of €322m. The main reasons for this are that the book profits contained in the result from the sale of the Amadeus shareholding amounting to €292m are allocated to investment and the change in working capital in the first quarter of 2004 made a positive contribution of €88m (2003: €414m).

€87m of the cash flow was invested in securities while the remaining amount of €172m was fully used for investing activities, which totalled €195m. The capital expenditure totalling €650m, of which €562m was expended on purchases and advance payments on aircraft, was partly offset by interest and dividend income as well as proceeds from the sale of the equity stake in Amadeus amounting to €394m.

€161m accrued to the Group from financing activities, i.e. borrowings in connection with the conclusion of finance leasing agreements, scheduled repayments and interest payments, as a result of which that the liquid funds contracted altogether by €227m.

Net indebtedness at the end of the first quarter amounted to €663m (end-2003: €591m). Lufthansa's gearing now stands at 23.1 per cent (end-2003: 22.3 per cent).

Segment Reporting Lufthansa Group 1st Quarter 2004

Business segment information January–March 2004 in €m:

	Passenger Business[1] Lufthansa Passenger Business group	**Logistics**[2] Lufthansa Cargo	**MRO**[2] Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**[3]	Segment total
External revenue	2,418	545	403	472	–	56	–	3,894
– of which traffic revenue	2,370	516	–	–	–	–	–	2,886
Inter-segment revenue	122	0*	367	114	–	92	–	695
Total revenue	2,540	545	770	586	–	148	–	4,589
Other segment income	235	42	33	19	-76	6	400	659
– of which from investments accounted for using the equity method	-9	2	-1	-3	-76	–	-4	-91
Cost of materials	1,466	375	388	270	–	13	5	2,517
Staff costs	517	83	239	264	–	52	18	1,173
Amortisation and depreciation	158	29	23	48	–	6	4	268
– of which impairments	–	1	–	–	–	–	–	1
Other operating expenses	679	113	93	104	–	76	43	1,108
Segment results	**-45**	**-13**	**60**	**-81**	**-76**	**7**	**330**	**182**
– of which from investments accounted for using the equity method	-9	2	-1	-3	-76	–	-4	-91
Segment assets	8,262	1,405	1,992	1,591	246	192	2,392	16,080
– of which from investments accounted for using the equity method	122	10	78	69	246	–	10	535
Segment liabilities	6,828	620	1,346	842	–	236	1,323	11,195
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	543	25	23	18	–	7	31	647
– of which from investments accounted for using the equity method	–	–	–	2	–	–	4	6
Other significant non-cash items	-5	0*	-1	5	–	0*	0*	-1
Average number of employees	34,430	5,083	18,105	31,540	–	3,156	1,165	93,479

**below €0.5m*
[1] Previous year's figures adjusted due to the incorporation of Air Dolomiti with retroactive effect from 1 January 2003
[2] Due to changes in the group of consolidated companies, the comparability of previous year's figures is limited
[3] Due to the deconsolidation of START AMADEUS GmbH as from 28 February 2003 and the first-time consolidation of Lufthansa Flight Training GmbH previous year's figures are not comparable

Business segment information January–March 2003 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	Segment total
External revenue	2,155	530	403	530	–	44	41	3,703
– of which traffic revenue	2,089	522	–	–	–	–	–	2,611
Inter-segment revenue	103	3	344	112	–	93	15	670
Total revenue	2,258	533	747	642	–	137	56	4,373
Other segment income	306	43	44	27	– 83	6	94	437
– of which from investments accounted for using the equity method	– 13	1	1	2	– 83	–	3	– 89
Cost of materials	1,366	343	391	260	–	11	10	2,381
Staff costs	518	84	222	286	–	51	16	1,177
Amortisation and depreciation	178	28	20	47	–	7	17	297
– of which impairments	–	–	–	–	–	–	15	15
Other operating expenses	869	124	141	142	–	68	30	1,374
Segment results	**– 367**	**– 3**	**17**	**– 66**	**– 83**	**6**	**77**	**– 419**
– of which from investments accounted for using the equity method	– 13	1	1	2	– 83	–	3	– 89
Segment assets	7,723	1,548	1,967	2,499	320	138	913	15,108
– of which from investments accounted for using the equity method	197	9	65	80	320	–	134	805
Segment liabilities	7,466	645	1,367	911	–	230	404	11,023
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	126	2	25	15	–	9	15	192
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	33	3	7	5	–	–	0*	48
Average number of employees	35,228	5,178	17,398	32,777	–	3,007	1,171	94,759

**below €0.5m*

Reconciliation of segment information with consolidated figures in €m:

	Segment total January–March 2004	2003	Reconciliation January–March 2004	2003	Group January–March 2004	2003
External revenue	3,894	3,703	–	–	3,894	3,703
– of which traffic revenue	2,886	2,611	–	–	2,886	2,611
Inter-segment revenue	695	670	–695	–670	–	–
Total revenue	4,589	4,373	–695	–670	3,894	3,703
Other revenue	659	437	–66	–26	593	411
– of which from investments accounted for using the equity method	–91	–89	91	89	–	–
Cost of materials	2,517	2,381	–619	–588	1,898	1,793
Staff costs	1,173	1,177	–2	–	1,171	1,177
Amortisation and depreciation	268	297	–6	–15	262	282
– of which impairments	1	15	–	–15	1	–
Other operating expenses	1,108	1,374	–183	–209	925	1,165
Result	**182**	**–419**	**49**	**116**	**231**	**–303**
– of which from investments accounted for using the equity method	–91	–89	91	89	–	–
Assets	16,080	15,108	1,530	3,466	17,610	18,574
– of which from investments accounted for using the equity method	535	805	–	–	535	805
Liabilities	11,195	11,023	3,499	3,746	14,694	14,769
– of which from investments accounted for using the equity method	–	–	–	–	–	–

Geographical segment information January–March 2004 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	2,085	284	52	367	39	59	–	2,886
Other operating revenue	432	347	26	151	37	15	0*	1,008
Total revenue	2,517	631	78	518	76	74	0*	3,894

*below €0.5m
[1] traffic revenue is allocated by original place of sale

Geographical segment information January–March 2003 in €m:

	Europe incl. Germany[2]	North America[2]	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total[2]
Traffic revenue[1]	1,878	262	52	332	31	56	–	2,611
Other operating revenue	460	388	32	135	57	20	0*	1,092
Total revenue	2,338	650	84	467	88	76	0*	3,703

*below €0.5m
[1] traffic revenue is allocated by original place of sale
[2] previous year's figures adjusted due to the incorporation of Air Dolomiti with retroactive effect from 1 January 2003

Group Fleet

Number of commercial aircraft of Lufthansa German Airlines, Lufthansa CityLine, Lufthansa Cargo and Air Dolomiti as of March 31, 2004

Manufacturer/Type	Group fleet	thereof Finance/ Operating Lease	Operator LH	CLH	LCAG	EN
Airbus A300	15	1	15	–	–	–
Airbus A310	5	–	5	–	–	–
Airbus A319	20	–	20	–	–	–
Airbus A320	36	–	36	–	–	–
Airbus A321	26	2	26	–	–	–
Airbus A330	8	5	8	–	–	–
Airbus A340	38	2	38	–	–	–
Boeing 737	67	2	67	–	–	–
Boeing 747	42	2	34	–	8	–
Boeing 767	1	1	1	–	–	–
Boeing MD-11F	14	–	–	–	14	–
Canadair Regional Jet**	72	16	4	63	–	5
Fokker 50*	5	–	–	5	–	–
ATR	17	15	–	–	–	17
Avro RJ85	18	13	–	18	–	–
	384	**59**	**254**	**86**	**22**	**22**

**Leased to Contact Air*
***4 Canadair Jets owned by Lufthansa are currently leased to Eurowings*

Financial Data 2004/05

2004

16 June	Annual General Meeting Cologne
12 August	Release of Interim Report January–June 2004
11 November	Press Conference and Analysts' Conference on Interim Report January–September 2004

2005

23 March	Press Conference and Analysts' Conference on 2004 result
11 May	Release of Interim Report January–March 2005
25 May	Annual General Meeting Cologne
10 August	Release of Interim Report January–June 2005
10 November	Press Conference and Analysts' Conference on Interim Report January–September 2005

The 1st Interim Report 2004 is a translation of the original German Lufthansa 1. Zwischenbericht Januar–März 2004. Please note that only the German version is legally binding.

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:
Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2-6
50679 Köln
Tel.: +49 221 826-24 44 or +49 69 696-9 43 56
Fax: +49 221 826-22 86 or +49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Ralph Link
Axel Pfeilsticker
Lufthansa Base
60546 Frankfurt/Main
Tel.: +49 69 696-64 70 or -9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are available via our Internet order service or from:

Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Straße 2-6, 50679 Cologne
Tel.: +49 221 826-39 92
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Deutsche Lufthansa Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial Register of Cologne
District Court under HRB 2168

Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

Executive Board:
Wolfgang Mayrhuber (Chairman)
Dr. Karl-Ludwig Kley
Stefan Lauer

Member of Dow Jones Sustainability Indexes 04

Printed in the Federal Republic of Germany
CGN IR/04